UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2020

COMMISSION FILE NUMBER 001-39081

BioNTech SE

(Translation of registrant’s name into English)

An der Goldgrube 12 D-55131 Mainz Germany

+49 6131-9084-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On September 9, 2020, BioNTech SE (the “Company”) issued a press release, announcing that the Company and Pfizer Inc. had concluded exploratory talks with the European Commission for a proposed supply of 200 million doses of their investigational BNT162 mRNA-based vaccine candidate against SARS-CoV-2 to European Union (EU) Member States, with an option for further 100 million doses. Deliveries would be starting by the end of 2020, subject to clinical success and regulatory authorization or approval by the European Medicines Agency (EMA). The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: September 9, 2020

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated September 9, 2020 - Pfizer and BioNTech to Potentially Supply the EU with 200 Million Doses of mRNA-based Vaccine Candidate Against SARS-CoV-2.